                            [LOGO OF REED ELSEVIER]




                                                              Tel: 020 7227 5652

                                                              Fax: 020 7227 5659
30 December 2002

BY FAX: 020 7588 6057

The London Stock Exchange
Company Announcements Office
LONDON
EC2N 1HP

Dear Sirs

                           AVS Security Number: 263223
                     Disclosure of Interest in Voting Shares

I am writing to inform you that we have today received a notification dated 23 December 2002, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Prudential plc in the ordinary shares of Reed Elsevier PLC is now 44,799,836 shares, representing 3.53% of the Company's current issued share capital, of which holding 40,384,751 shares (3.18%) are held by its subsidiary company, The Prudential Assurance Company Limited.


Yours faithfully
for REED ELSEVIER PLC




L DIXON
Deputy Secretary



              Reed Elsevier PLC 25 Victoria Street London SW1H 0EX
           Telephone +44 (0)20 7222 8420 Facsimile +44 (0)20 7227 5799
                          Website: www.reedelsevier.com

          Registered Office as above Registered in England Number 77536